UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement

Color Star Technology Co., Ltd. (the “Company”) entered into certain copyright acquisition agreement (“Copyright Agreement”) dated as of January 9, 2025, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company (“Nine Star”), the Company, and Color Star DMCC, a United Arab Emirates corporation (“Color Star DMCC”) and wholly owned subsidiary of the Company. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of US$8,100,000, to be paid in 2,250,000 restricted Class A Ordinary Shares, par value $0.0001 per share, of the Company (the “Shares”).

The Shares to be issued as consideration to Nine Star are exempt from registration pursuant to Regulation S of the Securities and Exchange Act of 1934. The transaction contemplated by the Copyright Agreement closed on February 5, 2025 when all of the closing conditions in the Copyright Agreement were satisfied.

The Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by, such document.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Copyright Acquisition Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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